As filed with the Securities and Exchange Commission on February 9, 2026

1933 Act File No. 333-289619

1940 Act File No. 811-22546

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 2	☒

and/or

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 15	☒

ClearBridge Energy Midstream Opportunity Fund Inc.

(Exact Name of Registrant as Specified in Charter)

One Madison Avenue, 17th Floor

New York, New York 10010

(Address of Principal Executive Offices)

(888) 777-0102

(Registrant’s Telephone Number, Including Area Code)

Jane Trust

Franklin Templeton

One Madison Avenue, 17th Floor

New York, New York 10010

(Name and Address of Agent for Service)

Copies to:

David W. Blass, Esq. Ryan P. Brizek, Esq. Debra Sutter, Esq. Simpson Thacher & Bartlett LLP 900 G Street NW Washington, DC 20001	Marc A. De Oliveira, Esq. Franklin Templeton 100 First Stamford Place Stamford, CT 06902

Approximate Date of Proposed Public Offering: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box ☐.

If any of the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

If this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto, check the following box ☐.

If this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box ☒.

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box ☐.

It is proposed that this filing will become effective (check appropriate box)

☐	when declared effective pursuant to Section 8(c)

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed registration statement.
☐

This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is     .

☐

This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is     .

☒

This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is 333-289619.

Check	each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☒	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☒	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).
☐

If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File Nos. 333-289619 and 811-22546) of ClearBridge Energy Midstream Opportunity Fund Inc. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 2 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 2 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 2 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

Item 25. Financial Statements and Exhibits

The agreements included or incorporated by reference as exhibits to this Registration Statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

The Registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

(1)	Financial Statements for the fiscal year ended November 30, 2025

Part A	Financial Highlights

Part B	Incorporated into Part B by reference to Registrant’s most recent Certified Shareholder Report on Form N-CSR, filed January 27, 2026 (File No. 811-22546):

Schedule of Investments at November 30, 2025

Statement of Assets and Liabilities as of November 30, 2025

Statement of Operations for the Year Ended November 30, 2025

Statements of Changes in Net Assets for the Year Ended November 30, 2025

Notes to Financial Statements for the Year Ended November 30, 2025

Report of Independent Registered Public Accounting Firm for the Year Ended November 30, 2025

(2)	Exhibits

(a)(1)	Articles of Incorporation, dated April 5, 2011(1)

(a)(2)	Articles Supplementary for Series I and Series J Mandatory Redeemable Preferred Stock(2)

(a)(3)	Articles Supplementary for Series L Mandatory Redeemable Preferred Stock(2)

(a)(4)	Articles Supplementary for Series M Mandatory Redeemable Preferred Stock(11)

(a)(5)	Articles Supplementary for Series N Mandatory Redeemable Preferred Stock(11)

(a)(6)	Articles Supplementary for Series O and Series P Mandatory Redeemable Preferred Stock(11)

(a)(7)	Articles Supplementary for Series Q and Series R Mandatory Redeemable Preferred Stock(11)

(b)	Fifth Amended and Restated Bylaws(9)

(c)	Not Applicable

(d)	Articles V and VIII of Registrant’s Articles of Incorporation are incorporated herein by reference

(e)	Dividend Reinvestment Plan(11)

(f)	Not Applicable

(g)(1)	Management Agreement between Registrant and Franklin Templeton Fund Adviser, LLC (f/k/a Legg Mason Partners Fund Advisor, LLC), dated July 31, 2020(7)

(g)(2)	Subadvisory Agreement between Franklin Templeton Fund Adviser, LLC (f/k/a Legg Mason Partners Fund Advisor, LLC) and ClearBridge Investments, LLC with respect to Registrant, dated July 31, 2020(7)

(h)(1)	Distribution Agreement*

(h)(2)	Sub-Placement Agent Agreement*

(i)	Not Applicable

(j)(1)	Custodian Services Agreement with The Bank of New York Mellon, dated January 1, 2018(4)

(j)(2)	Amendment No. 9 to the Custodian Services Agreement, dated May 1, 2021, with The Bank of New York Mellon, dated January 1, 2018(7)

(k)(1)	Transfer Agency and Services Agreement with Computershare Trust Company, N.A.(4)

(k)(2)	Amendment No. 9 to the Transfer Agency and Services Agreement, dated March 19, 2021, with Computershare Inc., dated March 14, 2016(7)

(k)(3)	Note Purchase Agreement, dated February 7, 2013, with the certain note purchasers named therein(6)

(k)(4)	Second Amendment Agreement, dated May 29, 2018, to the Note Purchase Agreement, dated February 7, 2013(4)

(k)(5)	Note Purchase Agreement, dated August 26, 2015, with the certain note purchasers named therein(4)

(k)(6)	First Amendment Agreement, dated May 29, 2018, to the Note Purchase Agreement, dated August 26, 2015(4)

(k)(7)	Credit Services Agreement with The Bank of Nova Scotia, dated May 29, 2018(4)

(k)(8)	Fee Waiver Agreement(8)

(l)	Opinion and Consent of Venable LLP*

(m)	Not Applicable

(n)	Independent Registered Public Accounting Firm Consent*

(o)	Not Applicable

(q)	Not Applicable

(r)(1)	Code of Ethics of the Registrant and Franklin Templeton Fund Adviser, LLC (f/k/a Legg Mason Partners Fund Advisor, LLC)(11)

(r)(2)	Code of Ethics of ClearBridge Investments, LLC(5)

(r)(3)	Code of Ethics of Franklin Templeton Affiliated Funds for Principal Executives and Senior Financial Officers(10)

(s)	Filing Fee Table(11)

(t)	Power of Attorney(11)

(1)	Incorporated by reference to Registrant’s Registration Statement on Form N-2, Registration Nos. 333-173338 and 811-22546 (filed on April 6, 2011).

(2)	Incorporated by reference to Registrant’s Current Report on Form 8-K, Registration No. 811-22546 (filed on November 18, 2022).
(3)	Incorporated by reference to Registrant’s Current Report on Form 8-K, Registration No. 811-22546 (filed on August 18, 2020).
(4)	Incorporated by reference to the Registrant’s Registration Statement on Form N-14, Registration Nos. 333-226149 and 811-22546 (filed on August 31, 2018).
(5)	Incorporated by reference to Registrant’s Registration Statement on Form N-2, Registration Nos. 333-173338 and 811-22546 (filed on June 8, 2011).
(6)	Incorporated by reference to Registrant’s Registration Statement on Form N-2, Registration Nos. 333-186748 and 811-22546 (filed on February 19, 2013).
(7)	Incorporated by reference to the Registrant’s Registration Statement on Form N-14, Registration No. 333-276731 (filed on January 26, 2024).
(8)	Incorporated by reference to the Registrant’s Registration Statement on Form N-14, Registration No. 333-276731 (filed on April 5, 2024).
(9)	Incorporated by reference to Registrant’s Current Report on Form 8-K, Registration No. 811-22546 (filed on November 20, 2024).
(10)	Incorporated by reference to Registrant’s Form N-CSR, Registration No. 811-22546 (filed on January 28, 2025).
(11)	Incorporated by reference to Registrant’s Registration Statement on Form N-2, Registration Nos. 333-289619 and 811-22546 (filed on August 14, 2025).
*	Filed herewith.

Item 26. Marketing Arrangements

Reference is made to the sales agreement for the Registrant’s Common Stock incorporated by reference herein or the form of underwriting agreement to be filed as an exhibit in a post-effective amendment to the Registrant’s Registration Statement and the section entitled “Plan of Distribution” contained in Registrant’s Prospectus incorporated by reference herein.

Item 27. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

SEC registration fee	$61,240
Financial Industry Regulatory Authority Fee	60,500
Accounting fees and expenses	10,000
Legal fees and expenses	275,000
Total	$406,740

Item 28. Persons Controlled by or Under Common Control with Registrant

None.

Item 29. Number of Holders of Shares

As of December 31, 2025:

Title of Class	Number of Record Holders
Common Stock	16

Item 30. Indemnification

Sections (1) to (3) of Article VII of the Registrant’s charter, incorporated by reference as Exhibit 1(a) to this Registration Statement, provides that:

To the maximum extent permitted by Maryland statutory or decisional law, no director or officer of the Registrant shall have any liability to the Registrant or its stockholders for money damages. This limitation on liability applies to events occurring at the time a person serves as a director or officer of the Registrant whether or not such person is a director or officer at the time of any proceeding in which liability is asserted.

The Registrant shall indemnify and advance expenses to its currently acting and its former directors and officers to the fullest extent that indemnification of directors is permitted by Maryland statutory or decisional law. The Registrant shall indemnify and advance expenses to its officers to the same extent as its directors and may do so to such further extent as is consistent with law. The Board of Directors may by bylaw, resolution or agreement make further provision for indemnification of directors, officers, employees and agents to the fullest extent permitted by Maryland statutory or decisional law. The foregoing rights of indemnification shall not be exclusive of any other rights to which those seeking indemnification may be entitled. The Board of Directors may take such action as is necessary to carry out these indemnification provisions and is expressly empowered to adopt, approve and amend from time to time such bylaws, resolutions or contracts implementing such provisions or such further indemnification arrangements as may be permitted by law. This indemnification applies to events occurring at the time a person serves as a director or officer of the Registrant whether or not such person is a director or officer at the time of any proceeding in which liability is asserted.

No provision of the Registrant’s charter shall be effective to protect or purport to protect any director or officer of the Registrant against any liability to the Registrant or its security holders to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Adviser

The descriptions of FTFA and ClearBridge under the caption “Management of the Fund” in the Prospectus and Statement of Additional Information of this Registration Statement are incorporated by reference herein. Information as to the directors and officers of FTFA and ClearBridge, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the directors and officers of FTFA and ClearBridge in the last two years, is included in their respective applications for registration as an investment adviser on Form ADV (File Nos. 801-66785 and 801-64710, respectively) filed under the Investment Advisers Act of 1940, as amended, and is incorporated herein by reference.

Item 32. Location of Accounts and Records

The accounts and records of the Registrant are maintained at the office of the Registrant at One Madison Avenue, 17th Floor, New York, New York 10010.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1.

Registrant undertakes to suspend the offering of its shares until the prospectus is amended if (1) subsequent to the effective date of this registration statement, its net asset value declines more than ten percent from its net asset value as of the effective date of this registration statement or (2) its net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.	Not applicable

3.	Not applicable

4.	Registrant undertakes that, for the purpose of determining any liability under the Securities Act:

1.

the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 424(b)(1) or Rule 497(h) shall be deemed to be a part of this registration statement as of the time it was declared effective; and

2.

each post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

5.	Not applicable

6.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

7.

Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the 9th day of February, 2026.

CLEARBRIDGE ENERGY MIDSTREAM OPPORTUNITY FUND INC.

By:	/s/ Jane E. Trust
President, Chief Executive Officer and Director

Pursuant to the requirements of the 1933 Act, this Amendment to the Registration Statement has been signed by the following person in the capacity and on the date indicated.

Signature	Title	Date

/s/ Jane E. Trust Jane E. Trust	President, Chief Executive Officer and Director (Principal Executive Officer)	February 9, 2026

/s/ Christopher Berarducci Christopher Berarducci	Treasurer and Principal Financial Officer	February 9, 2026

/s/ Robert D. Agdern* Robert D. Agdern	Director	February 9, 2026

/s/ Carol L. Colman* Carol L. Colman	Director	February 9, 2026

/s/ Eileen A. Kamerick* Eileen A. Kamerick	Chair, Director	February 9, 2026

/s/ Nisha Kumar* Nisha Kumar	Director	February 9, 2026

/s/ Anthony Grillo* Anthony Grillo	Director	February 9, 2026

/s/ Peter Mason* Peter Mason	Director	February 9, 2026

/s/ Hillary A. Sale* Hillary A. Sale	Director	February 9, 2026

*By:	/s/ Jane E. Trust
Jane E. Trust
As Agent or Attorney-in-fact
February 9, 2026

The original power of attorney authorizing Jane Trust to execute this Registration Statement, and any amendments thereto, for the Directors of the Registrant on whose behalf this Registration Statement is filed, have been executed and are incorporated by reference herein to Item 25, Exhibit (t).

Schedule of Exhibits to Form N-2

Exhibit No.	Exhibit

(h)(1)	Distribution Agreement

(h)(2)	Sub-Placement Agent Agreement

(l)	Opinion and Consent of Venable LLP

(n)	Independent Registered Public Accounting Firm Consent